FolioBeyond’s Code of Ethics

The Securities and Exchange Commission has adopted a rule under the Investment Advisers Act of 1940 requiring each registered investment adviser to adopt a Code of Ethics meeting standards set forth in the rule. Each code is required to set standards of conduct for associated persons of the advisory firm, for the reporting of personal securities transactions by certain personnel, for pre- clearance by those personnel of certain transactions, and for the establishment of record-keeping requirements

The SEC did not specify a particular standard that firms would be required to adopt. Rather, the SEC is directing each firm to adopt standards that reflect the nature and scope of the business done by that firm and applicable state and federal fiduciary laws.

Advisers also will have to establish procedures to monitor and evaluate compliance with the code. Adoption of a code without adequate steps to implement the code would leave the Firm subject to proceeding for failure to supervise in the event of any misconduct by a “Covered Person” (currently, all employees are considered “Covered Persons” or “Access Persons” due to the small size of the firm and the general access to portfolio and other sensitive information). The SEC also expects that the Firm's procedures clarify how the Firm will make use of the reports made by access persons to monitor the behavior of such persons. The Firm would be expected to evaluate comparative results for access persons and accounts they manage, and investment actions that raise questions of access to inside information. The Firm also has to monitor the effectiveness of its code on a continuous basis. This could require the chief compliance officer and management to take into account any changes in the business of the Firm or the scope of that business, the nature of the Firm's clients, the nature of the investment activities of the Firm, and developments in the investment industry and securities markets.

As used herein, "Inside Director" means any director (or person holding an equivalent position) of FolioBeyond or any other company within the Firm who is also an officer or employee of FolioBeyond or any such other company.

General Principles

The fundamental principles set forth herein shall be followed by all Inside Directors (as defined below), officers and employees ("Covered Persons") of companies of the FolioBeyond Group in the conduct of their client and business relationships:

•The interests of our clients shall always come first;

•All behavior, actions and dealings must be fair, lawful and in accordance with the highest standards of integrity;

•No Covered Person shall take inappropriate advantage of his or her position;

•The securities transactions of all Covered Persons shall be conducted in accordance with this Code of Ethics and shall be conducted in such manner as to avoid any actual or potential conflict of interest or any abuse of a Covered Person's position of trust and responsibility;

•All Covered Persons shall at all times act with integrity, competence, diligence, respect, humility and in an ethical manner with clients, prospective clients, employers, employees, colleagues and business partners of the Firm and shall practice and encourage others to practice in a professional and ethical manner that will reflect credit on themselves and the Firm;

•Strict compliance with local laws and regulations governing the industry are paramount; and

•Confidential or proprietary information, obtained in the course of an individual’s association or employment with FolioBeyond, is not to be used for personal gain or to be shared with others for personal benefit.

This Code of Ethics does not identify all possible conflicts of interest. Literal compliance with any particular provision of this Code of Ethics will not shield any Covered Person from personal responsibility for conduct, which violates or has a result, which violates the goals of this Code of Ethics, or which violates laws and regulations to which a covered person is subject.

Professional Dealings

•All Covered Persons shall ensure that products and services offered to clients and prospective clients are appropriate for their specific needs;

•All Covered Persons shall use reasonable care and exercise independent professional judgment when conducting investment analysis, making investment recommendations and taking investment action;

•All Covered Persons dealing with a client shall at all times inform themselves about such client's expectations about confidentiality and protect all information deemed confidential;

•Covered Persons shall make every reasonable effort to identify actual or apparent conflicts of interest. A conflict of interest is a situation in which a person is faced with a possible decision in an official or fiduciary capacity from which he, she, the Firm or a client may benefit at the expense of another client. These competing professional or personal obligations, or personal or financial interests would make it difficult to fulfill his or her duties fairly. Such a conflict may exist even when no actual wrongdoing occurs; the opportunity to act improperly may be sufficient to give the appearance of a conflict;

•If any Covered Person believes that any action or course of conduct may constitute or result in a conflict of interest, or appear to be or result in a conflict of interest, he or she has a duty to report the apparent conflict as promptly as practicable to a senior officer of the Firm;

•In our business relationships, to avoid a real or perceived conflict with our role in rendering objective advice to our clients, no Covered Person shall accept a gift having a value reasonably believed to be greater than U.S. $100; and

•No Covered Person shall have any advisory or consulting arrangement with, or hold any directorship or similar position with, any entity, without the prior approval of the Firm.

Securities Transactions

•Security transactions must conform to compliance procedures. Covered Persons must not engage in dishonesty, fraud, or deceit, act or cause others to act on Material Nonpublic Information, or engage in practices that distort prices with the intent to mislead clients, associates or market participants;

•A "Public Security" is a security that is traded on an exchange or recognized securities market. Prior to a transaction, a Covered Person must compare a Public Security against the securities on the restricted security list and may not enter into a trade involving such Public Security if it is on the restricted security list; provided that a Covered Person may enter into such a trade with the written approval of a designated compliance officer. A trade may be refused by the compliance officer, in his or her discretion taking into account the interests of the Firm;

•Any Covered Person, who, in the course of employment, becomes aware of a security which is or is expected to become a Public Security, will report the security to the compliance officer for inclusion on the restricted security list;

•A "Private Security" is any security which is not a Public Security, and which may pose a potential conflict of interest to our actions on behalf of clients or the Firm, or potentially limit our ability to render objective advice. This includes any investment in private securities that are current or may be potential investments for our clients. Prior to entering into a trade involving a Private Security, a Covered Person will disclose the details of such trade to the compliance officer and refrain from entering into the trade until receipt of written approval (which may be by e-mail) from the compliance officer.

•All Covered Persons must provide advance notice by e-mail to the Chief Investment Officer, with a copy to the Chief Compliance Officer of his or her intention to purchase or sell any security, including ETF shares (but exclusive of shares of open-end mutual funds and US Government securities). If there is a conflict, the Chief Investment Officer will inform the Covered Person, and the purchase or sale shall not be effected unless explicitly approved by the Chief Investment Officer.

•Generally, equity new issues may not be purchased by any trader or portfolio management personnel, due to FINRA rules. Where it may be appropriate for an employee of the firm to invest in a new issue, pre-clearance is required.

•All Private Securities investments must be approved by the Chief Investment Officer prior to investment.

•By January 10 of each year, each Covered Person must provide to the Chief Compliance Officer an investment holdings report, inclusive of private (non-public) securities.

•Duplicate confirmations and statements for all investment accounts must be sent to the firm, attention Chief Compliance Officer, to satisfy regulatory reporting obligations regarding personal trading and holdings.

•All Covered Persons will be required to complete a questionnaire at least twice per year disclosing all personal brokerage accounts and other information concerning personal investing and personal holdings.

•Unless specifically approved by the Chief Investment Officer or his designee, no Covered Person can invest in or trade the same class of a security of the same issuer held in any client portfolio (e.g., Berkshire Hathaway equity), including fixed income securities (this is not applicable to US government securities).

Reporting and Records

•Each Covered Person shall be given a copy of the Code of Ethics and any amendments thereof;

•Each Covered Person shall promptly, following such receipt, deliver a written or email statement to the applicable compliance officer stating that he or she had read, and agrees to comply with, this Code of Ethics or amendment, as applicable;

•The compliance officer shall circulate this Code of Ethics in its then current form to all Covered Persons on an annual basis and shall request a written or email acknowledgment from each Covered Person stating that he or she has read this Code of Ethics and agrees to comply with it; and

•Covered persons are required to report violations of the Code of Ethics to a compliance officer, who will maintain a list of all violations for a period of five years.

Sanctions

Any sanctions for violation of this Code of Ethics will be determined at the discretion of senior management and may include termination of employment of the Covered Person.

Whistleblowing

Whistleblowing is a very serious undertaking. Whistleblowing is understood to mean (1) the voluntary release of nonpublic information, (2) as a moral/ethical protest, (3) by a member or former member of an organization (4) outside the normal channels of communication (5) to an appropriate audience about illegal and/or immoral conduct in the organization or conduct in the organization that is opposed in some significant way to the public interest or public good, (6) in order to stop the illegal and/or immoral conduct. Whistleblowing, as a very serious undertaking, should be thought through appropriately, as employees have various duties of loyalty and confidentiality to their employers, as well as a moral obligation to address serious legal and moral issues through proper channels within an organization. Generally, blowing the whistle is a last resort, after all internal attempts at rectification have failed.

Blowing the whistle is something that can be done only by a member of an organization (an insider). It is not whistleblowing when a witness to a crime, for example, notifies the police and testifies in court. It is also not whistleblowing for a reporter who uncovers some illegal practice in a corporation to expose it in print. Both the witness and the reporter have incriminating information, but they are under no obligation that prevents them from making it public. The situation is different for employees who become aware of illegal or immoral conduct in their own organization because they have an obligation to their employer that would be violated by public disclosure.
Whistleblowing, therefore, is an action that takes place within an organization. The difference is due to the fact that an employee is expected to work only as directed, to go through channels, and, more generally, to act in all matters for the well-being of the organization. Also, the information involved is typically obtained by an employee in the course of his or her employment as a part of the job. Such information is usually regarded as confidential so that an employee has an obligation not to reveal it, especially to the detriment of the employer. To “go public” with information that is damaging to the organization is generally viewed as violating a number of obligations (such as the obligation to act as a loyal agent) that an employee has as a member of the organization.

There must be actual information. Merely to dissent publicly with an employer is not in itself blowing the whistle; whistle-blowing necessarily involves the release of nonpublic information. The whistleblower is bringing to the attention of outside parties something they do not know, or whose significance they have not grasped because it has been kept secret. A distinction can be made between blowing the whistle and sounding the alarm. Instead of revealing new facts, as whistle- blowers do, dissenters who take a public stand in opposition to an organization to which they belong can be viewed as trying to arouse public concern, to get people alarmed about facts that are already known rather than to tell them something they do not know.

The information is generally evidence of some significant kind of misconduct on the part of an organization or some of its members. The term “whistleblowing” is usually reserved for matters of substantial importance. However, merely exposing incompetent or self-serving management or leaking information to influence the course of events is not commonly counted as whistleblowing. Lacking in these kinds of cases is a serious wrong that could be averted or rectified by whistle- blowing.

The firm may not retaliate against any employee who blows the whistle. No employee or officer may threaten or execute any financial reprisal, including termination or constructed termination (taking away all normal job duties), against another employee for blowing the whistle in a manner consistent with that employee’s duty of loyalty and confidentiality. Employees are urged to consult with the Chief Compliance Officer (or his or her designee) or Ethics Officer if there is concern regarding the ethics or legality of any practice or action on the part of any person in the Firm.
Employees may wish to consult with their own legal counsel if they are considering blowing the whistle. The SEC maintains a vector for whistleblowing at https://www.sec.gov/whistleblower/ .

Amendment

This Code of Ethics may be amended from time to time.

Disclosure Requirement

A description of this Code of Ethics must be included in Part 2A of Form ADV. The disclosure will inform clients about the Code that an adviser has adopted. This may result in significant inquiries from clients, but it must be remembered that in the event of a dispute with a client the Firm will have to be prepared to demonstrate that it acted in accordance with its disclosure concerning the code.

How this policy or procedure is effected or carried-out
Supervisor(s) Chief Executive Officer, Chief Compliance Officer (or his designee)

How this policy or procedure is effectedor carried-out
Supervisor(s)	Chief Executive Officer, Chief Compliance Officer (or his designee)
Method/Actions	Annual review
Time or Times	Annually
How Recorded	Memorandum
Other	None

Personal Investment Activities of Investment Company Personnel

Section 17(j) of the Investment Company Act of 1940, as amended (the “Investment Company Act”) states that it is unlawful for any affiliated person of or principal underwriter of a registered investment company or an affiliated person of an investment adviser, in connection with the purchase or sale, directly or indirectly, by such person of a security held or to be acquired by the registered investment company, to: employ any device or scheme to defraud the registered investment company; to make any untrue statement of a material fact to the registered investment company or omit to state a material fact necessary in order to make the statements made to the registered investment company, in light of the circumstances under which they are made, not misleading; to engage in any act, practice or course of business that operates or would operate as a fraud or deceit on the registered investment company; or to engage in any manipulative practice with respect to the registered investment company.
Rule 17j-1 serves to improve the regulation of personal investment activities by:
(i)requiring the board of a registered investment company to approve the code of ethics of its investment adviser, including any material changes to the code no later than six months after adoption of the change;

(ii)requiring access persons of an investment adviser to submit:
(1)initial and annual holdings reports;
(2)quarterly transaction reports;

(ii) requiring an investment adviser to institute procedures for compliance and management personnel to review holdings and transaction reports submitted by its access persons;

(iv)requiring review and pre-approval of any investment in an initial public offering or a limited offering by access persons who participate in managing a registered investment company’s portfolio; and

(v)requiring investment advisers to provide an annual report to the registered investment company’s board certifying it has procedures in place designed to prevent access persons from violating the codes of ethics and describing issues arising under the codes, if any, and any sanction/response imposed.

The Adviser’s Code of Ethics is intended to comply with both Rule 204A-1 of the Advisers Act and Rule 17(j)-1 of the Investment Company Act.